Exhibit 99.2

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1             Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2             Date of Material Change

August 15, 2012

Item 3             News Release

A news release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on August 15, 2012 and subsequently filed on SEDAR.

Item 4             Summary of Material Change

The Company announced that its common shares have been approved for listing on the NYSE MKT LLC and will begin trading on August 20, 2012 under the symbol “SAND”.

Item 5             Full Description of Material Change

The Company announced that its common shares have been approved for listing on the NYSE MKT LLC and will begin trading on August 20, 2012 under the symbol “SAND”.  The Company’s common shares will continue to be listed on the TSX Venture Exchange under the symbol “SSL”.

Members of the Sandstorm team will have the pleasure of ringing the NYSE opening bell on August 20, 2012.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9             Date of Report

DATED as of this 16th day of AUGUST, 2012.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer